FUSE SCIENCE, INC.

26135 N.W. 167th Street, #E-21

Miami Lakes, Florida 33015

September 28, 2012

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	William H. Demarest IV, Accountant

Re:	Fuse Science, Inc. (the “Company”)

Item 4.01 Form 8-K (the “Form 8-K”)

Filed: September 27, 2012

File No.: 0-22991

Dear Mr. Demarest:

In response to the Staff’s letter of September 28, 2012, the following sets forth the Company’s response to the comment set forth in the Staff’s letter. For your convenience, the response follows the comment itself.

Engagement of Accountant:

1.	Your disclosure indicates that on September 25, 2012, you engaged Morrison Brown Argiz and Farra, LLC as your independent registered public accounting firm. Please clarify whether you engaged MBAF CPAS, LLC or its affiliate Morrison Brown Argiz and Farra, LLC. Also, tell us how you determined that the firm you engaged is registered with the Public Company Accounting Oversight Board.

Response:	We hereby advise the Staff that as set forth in the Form 8-K, the Company retained Morrison Brown Argiz and Farra, LLC (“MBAF”). Accordingly, the Company believes that no revision to the Form 8-K is necessary.

The Company also advises the Staff that in addition to representations made to the Company by MBAF as to its registration with the Public Company Accounting Oversight Board (the “PCAOB”), the Company confirmed such registration through the PCAOB’s website.

If you have any further questions or comments, kindly contact the undersigned at (305) 503-3873, Ext. 122 or our counsel, Dale S. Bergman, Esq. of Roetzel & Andress at (954) 462-4150.

Sincerely,

FUSE SCIENCE, INC.

By:	/s/ Brian Tuffin
Brian Tuffin, Chief Executive Officer